1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main

+1 202 261 3333 Fax www.dechert.com

STEPHEN T. COHEN

stephen.cohen@dechert.com +1 202 261 3304 Direct

+1 202 261 3024 Fax

June 19, 2020

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Lisa N. Larkin, Esq.

Re: Schwab Strategic Trust (File Nos. 333-160595 and 811-22311) (the "Registrant")

Dear Ms. Larkin:

This letter responds to the comments of the U.S. Securities and Exchange Commission ("SEC") staff on Post-Effective Amendment ("PEA") No. 121 to the Registrant's registration statement on Form N-1A ("Registration Statement") under the Securities Act of 1933, as amended ("1933 Act"), and Amendment No. 123 under the Investment Company Act of 1940, as amended (the "1940 Act"), filed pursuant to Rule 485(a)(1) under the 1933 Act on April 17, 2020. PEA No. 121 was made for the purpose of reflecting changes to the investment objective and principal investment strategies of Schwab U.S. REIT ETF (the "Fund"), a series of the Registrant, including the adoption of a new index the Fund is designed to track.

The SEC staff's comments were provided by you to Stephen T. Cohen and Gary E. Brooks of Dechert LLP in a telephonic discussion on June 2, 2020.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 121, unless otherwise noted. A summary of the SEC staff's comments, followed by the responses of the Registrant, is set forth below:

1.Comment: Please adopt and disclose for the Fund an 80% investment policy to invest at least 80% of the Fund's net assets in U.S. real estate investment trusts ("REITs").

Alternatively, please supplementally provide an explanation of how the Fund complies with Rule 35d-1 under the 1940 Act and the reason why the Fund does not have an 80% investment policy.

Response: The Registrant notes that the Fund is an index fund and is designed to track the performance of its new index, the Dow Jones Equity All REIT Capped Index, which is an index designed to measure the performance of all publicly traded equity REITs that are

June 19, 2020

included in the Dow Jones U.S. Total Stock Market Index. The Fund complies with Rule 35d-1 in that the Fund's underlying index   consists only of securities that are the type of investments suggested by the Fund's name (U.S. REITs) and, therefore, the Fund's non- fundamental policy to invest  at least 90% of its net assets in securities included in  the underlying  index effectively  results  in the  Fund investing  at  least 80% of its  net  assets  in  securities  suggested by the  Fund's name. Consistent with Rule 35d-1, the Fund also discloses that it will notify its shareholders at least 60 days before changing this 90% investment policy. The  Registrant submits that, if any changes are made to  the  composition  of the underlying  index such that  the Fund's 90% investment policy does not effectively cause the Fund to comply with  Rule 35d-1, the Fund would seek to change its  index  and/or  make  any  necessary  changes  to  the Fund's  strategies so  that the Fund can continue to comply with Rule 35d-1. In addition, as  evidenced  by the  approval  of  the  new  index  by  the board  of  trustees of  the  Registrant, the filing  of  PEA  No.  121, and the notice provided  to shareholders 60 days prior to the adoption of the new index (Accession No. https://www.sec.gov/Archives/edgar/data/1454889/000119312520097702/d853531d497. htm), the Registrant is aware of the requirements under Rule 35d-1 and intends to seek the required approvals and provide the required notification if there are any changes to the Fund's 90% investment policy in the future. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

2.Comment: PEA No. 121 includes disclosure that "the SAI is incorporated by reference into the prospectus" and "the fund's audited financial statements and the report of the independent registered public accounting firm thereon from the fund's annual report"are incorporated by reference into this SAI." Please confirm whether these disclosure statements should include hyperlinks to the documents incorporated by reference in accordance with the hyperlinking requirements of the SEC rules adopted under the Fixing America's Surface Transportation Act (the "FAST Act").

Response: The Registrant notes that the rules adopted under the FAST Act require hyperlinks for information incorporated by reference "if such information is publicly available on [EDGAR] at the time the [registration statement or form] is filed." The Registrant interprets this requirement to not require a hyperlink for documents incorporated by reference and filed concurrently as part of the Registration Statement (other than exhibits filed concurrently with the Registration Statement, which are specifically required to be hyperlinked). The Registrant believes that it is reasonable for registrants to interpret the phrase "at the time the registration statement or form is filed" to mean that such information would need to be on EDGAR prior to the time the registration statement or form is filed. In accordance with this interpretation, the Registrant does not intend to include a hyperlink to the SAI in the disclosure referenced above that is filed as part of the

June 19, 2020

amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the 1933 Act. The Registrant will, however, include a hyperlink to the fund's annual report in the disclosure referenced above as part of the amendment to the Registration Statement to be filed pursuant to Rule 485(b).

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Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen Stephen T. Cohen